

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Daniel Kim, Esq.
Vice President and Secretary
Stevens Holding Company, Inc.
c/o Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203

> **Re: Stevens Holding Company, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed May 8, 2018**
> **File No. 333-224754**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-4/A Filed June 21, 2018

General, page 1

1. To the extent applicable, please address the comments as they relate to the Form S-4 and Schedule 14A filed by Altra Industrial Motion Corp. on June 21, 2018.

Summary Comparative Historical and Pro forma Per Share Data, page 52

2. We note your response to prior comment seven. As disclosed in the Explanatory Note and elsewhere in the filing, based on market conditions prior to the closing of the Merger,

Fortive will determine whether the shares of Newco common stock will be distributed to the Fortive stockholders in a spin-off or a split-off. Please address the need to provide the requisite equivalent pro forma per share data for Fortive shareholders under a split-off scenario. It would appear that such information would be a meaningful part of their investment decision.

Summary Historical and Pro Forma Financial Data
Summary Comparative Historical Pro Forma Per Share Data, page 52

3.	Please correct Altra's March 31, 2018 historical quarterly dividend declared per share of common stock. Please address this comment as it relates to your disclosures on page 113.

4.	We note that you revised Altra's pro forma dividends declared per share of common stock from $.30 per share in your original filing to $.66 per share for the year ended December 31, 2017 in this amendment. With regard to this change, please address the need to revise your pro forma financial information beginning on page 121 to reflect the approximate $23 million additional dividend payment related to the 35 million shares to be issued as consideration for the Merger. If you plan to maintain your historical annual $.66 per share dividend, please also address the need to expand your liquidity disclosures to address the impact of the additional annual dividend payments you will be required to make. Address this comment as it relates to Altra's pro forma dividends declared per common share for the three months ended March 31, 2018.

The Exchange Offer, page 81

5.	We have reviewed the responses provided in reply to our prior comment numbers eight and nine from our letter dated June 7, 2018. Please provide us with a brief explanation as to why Fortive has determined that pro forma financial information giving effect to the Transactions would be immaterial to a Fortive stockholder's decision whether or not to tender into the Exchange Offer. In addition, given the representation that "[f]inancial information for Fortive is incorporated by reference [from] Fortive's filings with the SEC," please confirm that: (1) the Schedule TO, when filed, will incorporate by reference directly from Fortive's periodic reports, as distinguished from the associated Form S-4/S-1, in order to satisfy the disclosure required by Item 1010(a) of Regulation M-A; and (2) notwithstanding the decision to disclose the ratio of earning to fixed charges, all of the remaining disclosures required by Item 1010(c) also will be disclosed (to the extent not already appearing in a summary presentation within the Form S-4/S-1) and distributed to shareholders in light of the apparent decision to incorporate by reference the financial information required by Item 1010(a). Refer to Instruction 6 of Item 10 to Schedule TO and interpretation I.H.7 in the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations accessible here: https://www.sec.gov/interps/telephone/phonesupplement3.htm .

Unaudited Combined Pro Forma Information of Altra and the A&S Business, page 119

6.   We have read your response to prior comment 14. Please further expand your disclosure to discuss the approach, methodology, and assumptions used in estimating the fair value of A&S Business's intangible assets.

     You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.

     Division of Corporation Finance
Office of Manufacturing and
Construction